

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Peng Ge
Chief Financial Officer
Fanhua Inc.
27/F, Pearl River Tower
No. 15 West Zhujiang Road
Guangzhou, Guangdong 510623
People's Republic of China

      Re: Fanhua Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2019
          Filed April 29, 2020
          File No. 001-33768

Dear Mr. Ge:

      We have reviewed your October 30, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2020 letter.

Form 20-F for the Year Ended December 31, 2019

Notes to the Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
(r) Revenue Recognition
Insurance agency services revenue, page F-21

1.   We acknowledge your response to prior comment 2. Please tell us whether you accrue the costs of your post-sale administrative services upon policy effectiveness as required by ASC 606-10-25-16A. If not:
   - Tell us why you have not done so;
   - Tell us the amount of such costs that should have been accrued at:

     º January 1, 2018 adoption of ASC 606;
     º December 31, 2018;
     º December 31, 2019 and
     º June 30, 2020; and
   • Provide us your analysis under SAB 99 as to whether this under accrual is material.

2. We acknowledge your response to prior comment 3. Please elaborate on why you fully constrain the trailing commission variable consideration. In your response reference for us, where appropriate, the authoritative literature you rely upon to support your position and tell us:

   • Why you are in the early stages of developing your life insurance agency business when on page 35 you disclose that you entered this business in 2006 when you acquired three life insurance agencies and that these companies presumably had operations before this time.

   • Why the up to over 20-year renewal term on many of the policies you sell apparently precludes you from making reasonable estimates of trailing commissions to be earned in the immediate future. In this regard, it appears that the operation of the constraint in ASC 606-10-32-11 recognizes in the transaction price for performance obligations already delivered the minimum amount of revenue not likely to reverse.

   • In conjunction with the preceding bullet, why you apparently cannot make reasonable estimates of trailing commissions, at a minimum, over the next year or two and continue a rolling assessment of this variable consideration each year under the guidance in ASC 606-10-32-14.

   • Whether you apply a higher standard in applying the variable consideration guidance in ASC 606-10-32-11 as your proposed disclosure indicates that you "cannot conclude it is highly probable that a significant reversal...of cumulative revenue will not occur" when the referenced standard includes only a probable notion.

3. Regardless of the outcome of the preceding comment, please:
   • Revise your proposed disclosure from prior comment 3 to remove the word "highly" from the phrase quoted in the last bullet of the preceding comment.
   • Provide us proposed revised disclosure that indicates the amount of renewal premium trailing commissions received (or changes in trailing premium estimates recorded in prior periods) in each period as the adjustment of transaction price for performance obligations delivered in prior periods as stipulated in ASC 606-10-50-10b and 50-12A.

  You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

       Sincerely,

Division of Corporation Finance
Office of Finance